CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Retained Earnings

 (Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

REVENUE
Oil and gas sales, net of royalties and other	$39,541	$15,632	$68,889	$28,235
Derivative loss on commodity contracts (Note 14a)	(20,434)	(195)	(24,345)	(154)
Other income	71	23	134	40

	19,178	15,460	44,678	28,121

EXPENSES
Operating	4,465	3,009	8,388	4,373
General and administrative	2,865	1,329	5,137	2,532
Interest on long-term debt	2,604	-	4,285	-
Foreign exchange (gain) loss	(26)	7	(13)	(43)
Depletion and depreciation (Note 6)	9,145	7,203	17,171	10,243

	19,053	11,548	34,968	17,105

Income before income taxes	125	3,912	9,710	11,016

Income taxes – current	11,574	2,495	18,806	4,497

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(11,449)	1,417	(9,096)	6,519
NET INCOME FROM DISCONTINUED OPERATIONS (Note 4)	6,084	926	8,189	1,804
NET INCOME (LOSS)	(5,365)	2,343	(907)	8,323

Retained earnings, beginning of period	62,245	51,340	57,787	45,360

RETAINED EARNINGS, END OF PERIOD	$56,880	$53,683	$56,880	$53,683

Net income (loss) from continuing operations
per share (Note 12)
- Basic	$(0.19)	$0.02	$(0.15)	$0.11
- Diluted	$(0.19)	$0.02	$(0.15)	$0.11

Net income from discontinued operations
per share (Note 12)
- Basic	$0.10	$0.02	$0.13	$0.03
- Diluted	$0.10	$0.02	$0.13	$0.03

Net income (loss) per share (Note 12)
- Basic	$(0.09)	$0.04	$(0.02)	$0.14
- Diluted	$(0.09)	$0.04	$(0.02)	$0.14

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

Net income (loss)	$(5,365)	$2,343	$(907)	$8,323
Other comprehensive income (loss):
Foreign currency translation adjustment	916	4,128	(886)	4,556

COMPREHENSIVE INCOME (LOSS)	$(4,449)	$6,471	$(1,793)	$12,879

See accompanying notes to the consolidated financial statements.

16

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
As at June 30 and December 31
(Unaudited - Expressed in thousands of U.S. Dollars)

	2008	2007

ASSETS
Current
Cash and cash equivalents	$11,673	$12,729
Accounts receivable	37,340	14,408
Prepaid expenses	446	320
Discontinued operations (Note 4)	1,264	4,300

	50,723	31,757

Goodwill (Note 5)	7,954	4,313
Property and equipment (Notes 6 and 15)	146,858	116,288
Discontinued operations (Note 4)	-	51,861

	$205,535	$204,219

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,570	$7,790
Income taxes payable	136	-
Derivative commodity contracts (Note 14a)	15,004	7,098
Current portion of long-term debt (Note 7)	-	4,727
Liabilities of discontinued operations (Note 4)	750	6,648

	29,460	26,263

Derivative commodity contracts (Note 14a)	11,562	-
Long-term debt (Note 7)	42,197	51,958
Discontinued operations (Note 4)	-	2,755

	83,219	80,976

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	50,789	50,128
Contributed surplus (Note 10)	3,767	3,562
Accumulated other comprehensive income (Note 11)	10,880	11,766
Retained earnings	56,880	57,787

	122,316	123,243

	$205,535	$204,219

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

Ross G. Clarkson, Director	Fred J. Dyment, Director

17

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income (loss)	$(5,365)	$2,343	$(907)	$8,323
Net income from discontinued operations	6,084	926	8,189	1,804
Net income (loss) from continuing operations	(11,449)	1,417	(9,096)	6,519
Adjustments for items not affecting cash:
Depletion and depreciation	9,145	7,203	17,171	10,243
Stock-based compensation (Note 9)	452	317	766	585
Amortization of deferred financing costs	1,632	36	1,696	73
Unrealized derivative loss on commodity contracts	17,061	195	19,468	154
Settlement of asset retirement obligations	-	(95)	-	(95)
Changes in non-cash working capital	(8,763)	(1,621)	(10,408)	(2,726)
Cash provided by continuing operations	8,078	7,452	19,597	14,753
Cash provided by discontinued operations	1,495	3,808	6,292	8,036

	9,573	11,260	25,889	22,789

FINANCING
Increase in long-term debt (Note 7)	-	-	40,000	-
Repayments of long-term debt (Note 7)	(55,000)	-	(55,000)	-
Deferred financing costs	(36)	-	(1,184)	-
Issue of common shares for cash (Note 8)	112	-	514	333
Options surrendered for cash payments (Note 8)	-	-	(256)	-
Purchase of common shares (Note 8)	-	(471)	-	(471)
Changes in non-cash working capital	321	-	596	-

	(54,603)	(471)	(15,330)	(138)

INVESTING
Exploration and development expenditures	(4,913)	(8,224)	(11,178)	(14,533)
Acquisitions (Note 3)	(241)	-	(44,459)	-
Changes in non-cash working capital	(148)	877	(2,976)	(3,279)
Cash used by continuing operations	(5,302)	(7,601)	(58,613)	(17,812)
Cash provided (used) by discontinued operations	50,097	(1,570)	47,019	(4,948)

	44,795	(9,171)	(11,594)	(22,760)

Effect of exchange rate changes on cash and cash equivalents	(28)	162	(21)	129

NET (DECREASE) INCREASE IN CASH AND CASH	(262)	6,008	(1,056)	20
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,935	2,848	12,729	8,836

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,673	$8,856	$11,673	$8,856

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$2,604	-	$4,128	-
Cash taxes paid	$11,574	$2,495	$18,310	$4,497
Cash is comprised of cash on hand and balances with banks	$11,673	$8,856	$11,673	$8,856
Cash equivalents	-	-	-	-

See accompanying notes to the consolidated financial statements.

18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Expressed in U.S. Dollars)

1.           Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and its subsidiaries (“TransGlobe” or the “Company”) as at June 30, 2008 and December 31, 2007 and for the three and six month periods ended June 30, 2008 and 2007 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2007, except as outlined in Note 2. These interim financial statements do not contain all the disclosures required for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2007. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2.           Changes in accounting policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentations, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Company has applied these new standards prospectively in Note 13 - Capital disclosures for Section 1535 Capital Disclosures and in Note 14 - Financial instruments and risk management for Sections 3862 Financial Instruments Disclosures and 3863

Financial Instruments Presentations.

                Foreign currency translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

                New accounting standards

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this change on its Consolidated Financial Statements.

3.           Acquisitions

                GHP Exploration (West Gharib) Ltd.

On February 5, 2008, TransGlobe acquired all of the common shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for cash consideration of $44.1 million, net of cash acquired. The results of GHP’s operations have been included in the consolidated financial statements since that date. GHP holds a 30% interest in the West Gharib Concession area in Egypt. TransGlobe funded the acquisition from bank debt of $40.0 million and cash on hand.

19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$44,095
Transaction costs	99
$44,194

Allocation of purchase price (000s)
Property and equipment	$36,602
Goodwill	3,375
Working capital, net of cash acquired	4,217
$44,194

The above allocation of the purchase price is preliminary and is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

                Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc.

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million, net of cash acquired. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method with TransGlobe as the acquirer, and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,949
Transaction costs	317
$68,266

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,578
Working capital, net of cash acquired	8,865
$68,266

4.           Discontinued operations

On April 15, 2008, the Company entered into an agreement with a third party for the sale of its Canadian oil and natural gas interests. The sale price of the assets was $56.7 million, subject to normal closing adjustments. The sale closed on April 30, 2008. The Canadian operations have been accounted for as discontinued operations in accordance with Canadian GAAP. Results of the Canadian operations have been included in the financial statements up to the closing date of the sale (the date control was transferred to the purchaser). The Company used the cash proceeds from the sale and cash on hand to repay $55.0 million of debt.

The Company recorded a gain on disposition of $4.4 million, net of tax, in the three months ended June 30, 2008. The total gain booked is an estimate based on the proceeds expected to be received per the final closing statement of adjustments. The final closing statement of adjustments is expected to be completed in the fourth quarter of 2008.

Discontinued operations as at December 31, 2007 included current assets of $4.3 million, property and equipment of $50.3 million, and a future income tax asset of $1.9 million. Discontinued operations also included current liabilities of $6.6 million and asset retirement obligations of $2.8 million. Discontinued operations at June 30, 2008 included current assets of $1.0 million, property and equipment of $0.3 million, and current liabilities of $0.7 million.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties	$2,088	$4,921	$8,655	$9,569

Expenses
Operating	436	1,180	2,302	2,224
Depletion, depreciation and accretion	-	2,818	2,678	5,470
	436	3,998	4,980	7,694
Gain on disposition, net of tax	4,432	-	4,432	-
Income from discontinued operations before taxes	6,084	923	8,107	1,875
Future income tax recovery (expense)	-	3	82	(71)

Net income from discontinued operations	$6,084	$926	$8,189	$1,804

20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In Canada, the Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.4 million (2007 - $0.3 million). Unproven property costs of $1.8 million were excluded from the costs subject to depletion and depreciation for the six months ended June 30, 2008 (2007 - $Nil). Future development costs for proved reserves of $0.3 million (2007 - $3.9 million) were included in the depletion and depreciation calculations. Depletion, depreciation and accretion was not recorded while the assets were classified as held for sale.

5.           Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Six Months Ended	Twelve Months Ended
(000s)	June 30, 2008	December 31, 2007
Opening balance	$4,313	$-
Acquired during period (Note 3)	3,641	4,313

Closing balance	$7,954	$4,313

6.           Property and equipment

The Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2008 of $0.5 million (2007 - $0.2 million) in Egypt and $0.03 million (2007 - $0.2 million) in Yemen.

Unproven property costs excluded from the costs subject to depletion and depreciation for the six months ended June 30, 2008 totalled $9.9 million (2007 - $7.4 million) in Egypt and $6.8 million (2007 - $2.8 million) in Yemen.

Future development costs for proved reserves included in the depletion calculations for the six months ended June 30, 2008 totalled $2.3 million (2007 - $Nil) in Egypt and $6.9 million (2007 - $9.1 million) in Yemen.

7.           Long-term debt

(000s)	June 30, 2008	December 31, 2007
Revolving Credit Agreement	$43,000	$50,000
Term Loan Agreement	-	8,000
	43,000	58,000
Unamortized transaction costs	(803)	(1,315)
	42,197	56,685

Current portion of long-term debt	-	4,727
	$42,197	$51,958

As at June 30, 2008, the Company has a $50.0 million Revolving Credit Agreement. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million. The entire amount of the Term Loan and $7.0 million of the Revolving Credit Agreement was repaid in April 2008. The Revolving Credit Agreement expires on September 19, 2010 and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement bears interest at the Eurodollar Rate plus three percent. During the three and six months ended June 30, 2008, the average effective interest rate was 7.0% and 7.5%, respectively (2007 – Nil and Nil). The Company expensed $1.6 million in fees associated with the Term Loan Agreement in the three months ended June 30, 2008 when the balance was repaid.

The future debt payments on long-term debt as of June 30, 2008 are as follows:

(000s)
2008	-
2009	-
2010	$43,000

8.           Share capital

                Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

                Issued

	Six Months Ended		Year Ended
	June 30, 2008		December 31, 2007
(000s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	59,627	$50,128	58,883	$49,360
Stock options exercised	173	514	860	605
Stock options surrendered for cash payments	-	(256)	-	-
Stock-based compensation on exercise	-	403	-	260
Purchase of common shares	-	-	(116)	(97)

Common shares, end of period	59,800	$50,789	59,627	$50,128

21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.           Stock option plan Stock Options

	Six Months Ended		Year Ended
	June 30, 2008		December 31, 2007
		Weighted		Weighted
(000s, except per share amounts)	No. of	Average	No. of	Average
	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	2,936	$4.11	3,110	$3.12
Granted	1,422	4.95	1,091	4.44
Exercised for common shares	(173)	2.25	(860)	0.53
Surrendered for cash payments	(150)	2.66	-	-
Forfeited	(308)	4.88	(405)	5.01

Options outstanding, end of period	3,727	$4.51	2,936	$4.11

Options exercisable, end of period	1,410	$3.95	1,602	$3.69

                Stock-based compensation
Stock-based compensation expense in the three and six months ended June 30, 2008 of $0.5 million and $0.8 million, respectively, has been recorded in the Consolidated Statements of Income and Retained Earnings (2007 - $0.3 million and $0.6 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of the options granted during 2008 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	1.80
Risk-free interest rate (percent)	3.3
Expected volatility (percent)	44.18
Expected dividend yield (percent)	0
Expected forfeiture rate (non-executive employees) (percent)	12
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

Options granted vest annually over a three-year period and expire five years after the grant date.

10.         Contributed surplus

	Six Months Ended	Year Ended
(000s)	June 30, 2008	December 31, 2007
Contributed surplus, beginning of period	$3,562	$2,863
Stock-based compensation expense	608	959
Transfer to common shares on exercise of options	(403)	(260)

Contributed surplus, end of period	$3,767	$3,562

11.         Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Six Months Ended	Year Ended
(000s)	June 30, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of period	$11,766	$3,212
Other comprehensive income (loss):
Foreign currency translation adjustment	(886)	8,554

Accumulated other comprehensive income, end of period	$10,880	$11,766

12.         Per share amounts

In calculating the net income (loss) per share, net income (loss) from continuing operations per share and net income from discontinued operations per share, basic and diluted, the following weighted average shares were used:

	Three Months Ended		Six Months Ended
	June 30		June 30
(000s)	2008	2007	2008	2007
Weighted average number of shares outstanding	59,775	59,660	59,744	59,599
Dilution effect stock options	-	874	-	988

Weighted average number of diluted shares outstanding	59,775	60,534	59,744	60,587

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2008, the Company excluded all stock options outstanding as there was a loss from continuing operations in the periods. For the three and six months ended June 30, 2007 the Company excluded 1,302,000 and 1,277,000 options, respectively, because their exercise price was greater than the period average common share market price in the period.

22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.         Capital disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its oil and gas assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt is not greater than two times the Company’s cash flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, cash flow from operations is defined as the net income (including net income from discontinued operations) before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock based compensation, and non-cash derivative loss on commodity contracts.

The Company defines and computes its capital as follows:

(000s)	June 30, 2008	December 31, 2007

Shareholders’ equity	$122,316	$123,243
Long-term debt, including the current portion	42,197	56,685
Cash	(11,673)	(12,729)

Total capital	$152,840	$167,199

	12 Months Trailing
(000s)	June 30, 2008	December 31, 2007
Long-term debt, including the current portion	$42,197	$56,685

Cash flow from operating activities	$67,187	$53,618
Changes in non-cash working capital	(3,512)	(1,477)
Cash flow from operations	$63,675	$52,141

Ratio	0.7	1.1

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to financial covenants in its revolving credit agreement. The key financial covenants for the quarter are as follows:

  Interest coverage ratio of greater than 3.5 to 1.0, calculated as EBITDAX to interest expense, for the immediately preceding four consecutive fiscal quarters. For the purposes of the financial covenant calculations EBITDAX shall mean Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, and accretion, unrealized hedging losses and stock based compensation expense.
  Indebtedness to EBITDAX of less than 2.0 to 1.0. For the purposes of the financial covenant calculation, indebtedness shall mean the balance of the Revolving Credit Facility, letters of credit, and any amounts payable in connection with a realized derivative loss.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at June 30, 2008.

14.         Financial instruments and risk management

                Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
The Company has classified its cash and cash equivalents as financial assets held for trading and its derivative commodity contracts as financial liabilities held for trading, which are both measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; accounts payable and accrued liabilities, income taxes payable, liabilities of discontinued operations, and long-term debt are classified as other liabilities, all of which are measured at amortized cost.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	June 30, 2008
Classification (000s)	Carrying Value	Fair Value
Financial assets held-for-trading	$11,673	$11,673
Loans and receivables	37,340	37,340
Financial liabilities held-for-trading	26,566	26,566
Other liabilities	56,653	57,456

                Credit Risk
Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which the Company extends credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trade and other receivables from continuing operations are analyzed in the table below. With respect to the trade and other receivables that are not impaired and past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

(000s)
Trade and other receivables at June 30, 2008
Neither impaired nor past due	$13,895
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	6,254
31-60 days	5,314
61-90 days	4,801
Over 90 days	7,076

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2008 gas production to one purchaser and primarily all of its 2008 oil production to another single purchaser.

                Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

                a) Commodity Price Risk
The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years.

Any movement in commodity prices would have a significant effect on the Company’s financial condition. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following are the contracts outstanding at June 30, 2008:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase in commodity prices would decrease the net income, for the three and six months ended June 30, 2008, by $6.2 million due to an increase in the unrealized derivative loss. The effect of a 10% decrease in commodity prices would increase the net income, for the three and six months ended June 30, 2008, by $6.1 million due to the decrease of the unrealized derivative loss.

                b) Foreign Currency Exchange Risk
The Company’s Canadian operations are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the three and six months ended June 30, 2008.

                c) Interest Rate Risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the three and six months ended June 30, 2008, by $0.2 million and $0.4 million, respectively. The effect of interest rates decreasing by 1% would increase the Company’s net income, for the three and six months ended June 30, 2008, by $0.2 million and $0.4 million, respectively.

                Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2008:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$14,456	$14,456	$-	$-	$-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	43,000	-	43,000	-	-
Office and equipment leases	No	834	347	487	-	-
Minimum work commitments[3]	No	12,900	500	5,800	6,600	-

Total		$71,190	$15,303	$49,287	$6,600	$-

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at June 30, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs. The existing banking arrangements at June 30, 2008 consist of a Revolving Credit Facility of $50.0 million.

The table below shows cash outflows for financial derivative instruments based on forward curve prices for Dated Brent oil of $138.86/Bbl at June 30, 2008:

Less than 1 year	$15,004
1-3 years	11,562

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the derivative commodity contracts were classified as both current and long-term liabilities on the Balance Sheet as at June 30, 2008 as there is no intent to early settle these derivative instruments. With $15.0 million of the derivative commodity contracts classified as current liabilities, $11.6 million of the derivative commodity contracts were classified as long-term liabilities.

15.         Commitments and Contingencies

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Pursuant to the PSA for Block 72 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period. The remaining amount to be spent by TransGlobe is $0.5 million. This period has been extended to January 12, 2009 and applies to exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84 in Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.         Segmented information

	Egypt		Yemen		Total
	Six Months Ended June 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$27,697	$-	$41,192	$28,235	$68,889	$28,235
other
Other income	33	-	-	-	33	-

Total revenue	27,730	-	41,192	28,235	68,922	28,235

Segmented expenses
Operating	2,037	-	6,351	4,373	8,388	4,373
Depletion and depreciation	10,921	3,904	6,173	6,268	17,094	10,172
Income taxes	8,639	-	10,167	4,497	18,806	4,497

Total segmented expenses	21,597	3,904	22,691	15,138	44,288	19,042

Segmented income	$6,133	$(3,904)	$18,501	$13,097	26,331	9,193

Non-segmented expenses
Derivative loss on commodity contracts					24,345	154
General and administrative					5,137	2532
Interest on long-term debt					4,285	-
Foreign exchange gain					(13)	(43)
Depreciation					77	71
Other income					(101)	(40)

Total non-segmented expenses					33,730	2,674

Net income from continuing operations					(9,096)	6,519
Net income from discontinued
operations (Note 4)					8,189	1,804

Net income					$(907)	$8,323

Capital expenditures	$6,513	$3,621	$4,581	$10,912	$11,094	$14,533
Corporate	-	-	-	-	84	-
Acquisition	-	-	-	-	36,602	-

					$47,780	$14,533

26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Egypt		Yemen		Total
	Three Months Ended June 30
	2008	2007	2008	2007	2008	2007
Revenue
Oil and gas sales, net of royalties and	$17,632	$-	$21,909	$15,632	$39,541	$15,632
other
Other income	2	-	-	-	2	-

Total revenue	17,634	-	21,909	15,632	39,543	15,632

Segmented expenses
Operating	1,326	-	3,139	3,009	4,465	3,009
Depletion and depreciation	5,994	3,892	3,111	3,274	9,105	7,166
Income taxes	5,515	-	6,059	2,495	11,574	2,495

Total segmented expenses	12,835	3,892	12,309	8,778	25,144	12,670

Segmented income	$4,799	$(3,892)	$9,600	$6,854	14,399	2,962

Non-segmented expenses
Derivative loss on commodity contracts					20,434	195
General and administrative					2,865	1,329
Interest on long-term debt					2,604	-
Foreign exchange gain					(26)	1
Depreciation					40	37
Other income					(69)	(23)

Total non-segmented expenses					25,848	1,545

Net income from continuing operations					(11,449)	1,417
Net income from discontinued
operations (Note 4)					6,084	926

Net income					$(5,365)	$2,343

Capital expenditures	$3,195	$1,432	$1,634	$6,792	$4,829	$8,224
Acquisition					-	-

					$4,829	$8,224

	Jun. 30	Dec. 31	Jun. 30	Dec. 31	Jun. 30	Dec. 31
	2008	2007	2008	2007	2008	2007

Property and equipment	$94,519	$62,316	$51,491	$53,163	$146,010	$115,479
Goodwill	7,954	4,313	-	-	7,954	4,313
Other	33,806	13,464	13,645	5,906	47,451	19,370
Segmented assets	$136,279	$80,093	$65,136	$59,069	201,415	139,162
Non-segmented assets					2,856	8,896
Discontinued operations					1,264	56,161

Total assets					$205,535	$204,219

17.         Comparative figures

Certain comparative figures have been reclassified to conform with current period presentation.

27